-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      Washington, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[X] Check this box if no                                                                               OMB Number:        3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   December 31, 2001
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker      4. Statement for  6. Relationship of Reporting Person(s)
                                               or Trading Symbol              Month/Year        to Issuer
                                                                                                      (Check all applicable)
    Westbrook Real Estate Fund II, L.P.        Berkshire Realty Company,        10/1999         [ ] Director        [ ] 10% Owner
    ------------------------------------       Inc. - BRI                                       [ ] Officer (give   [X] Other
    (Last)        (First)      (Middle)                                                          title below)        (specify below)

                                                                                                     Former 10% Owner (1)(2)
    599 Lexington Avenue, Suite 3800                                                            ------------------------------------
    ------------------------------------   -----------------------------------------------------------------------------------------
                  (Street)                  3. I.R.S. Identification       5. If Amendment,  7. Individual or Joint/Group Filing
                                               Number of Reporting            Date of               (Check Applicable Line)
                                               Person, if an entity           Original       [X] Form Filed by One Reporting Person
    New York        NY           10022         (Voluntary)                    (Month/Year)   [ ] Form Filed by More than One
    ------------------------------------                                                         Reporting Person
    (City)        (State)        (Zip)
------------------------------------------------------------------------------------------------------------------------------------
                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
------------------------------------------------------------------------------------------------------------------------------------
                                         Code     V     Amount  (A) or (D)  Price
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 1 of 3
                                                                                                                     SEC 1475 (3-99)

FORM 4 (continued)

         TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Month        4)
                                                                                                  (Instr.
                                                                                                  4)
------------------------------------------------------------------------------------------------------------------------------------
                                    Code V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares

Series A               10/15/99     S(3)          2,737,000               Common          (3)      0           I(1)        (1)(4)
Convertible                                                               Stock
Preferred
Stock
------------------------------------------------------------------------------------------------------------------
Common                  5/13/99     A(5) V   3,000        5/13/00 5/13/09 Common 3,000    (5)                  I(1)        (1)(6)
Stock                                                                     Stock
Purchase
Options
------------------------------------------------------------------------------------------------------------------
Common                 10/15/99     D(5)              8,000               Common          (5)      0           I(1)        (1)(6)
Stock                                                                     Stock
Purchase
Options

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

See Attachment A.


** Intentional misstatements or omissions of         WESTBROOK REAL ESTATE FUND II, L.P.
   facts constitute Federal Criminal Violations.
   See 18 U.S.C. and 15 U.S.C. 78ff(a).              By: /S/    Patrick K. Fox                                 December 2, 1999
                                                         --------------------------------------          ---------------------------
                                                         Name:  Patrick K. Fox                                      Date
                                                         Title: Attorney-in-Fact

Note:    File three copies of this Form, one of
         which must be manually signed. If space  -------------------------------------------
         is insufficient, see Instruction 6 for    ** Signature of Reporting Person
         procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless form displays a currently valid OMB number.


                                                                                                                         Page 2 of 3
                                                                                                                     SEC 1475 (3-99)


   NAME AND ADDRESS OF REPORTING PERSON:  Westbrook Real Estate Fund II, L.P.
                                          599 Lexington Avenue, Suite 3800
                                          New York, New York 10022

   STATEMENT FOR MONTH/YEAR:              10/99
   ISSUER NAME AND TICKER SYMBOL:         Berkshire Realty Company, Inc. - BRI


                                  Attachment A

(1) Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), the Reporting Person disclaims beneficial ownership of all securities reported on this statement.

(2) As described in footnotes (3) and (5) below, affiliates of the Reporting Person and an unaffiliated party disposed of all securities reported on this statement on October 15, 1999. Furthermore, as the result of related transactions on such date, the Issuer ceased to have any class of equity securities registered pursuant to Section 12 of the Act.

(3) On October 15, 1999, Westbrook Berkshire Holdings, L.L.C. ("Holdings"), Westbrook Berkshire Co-Holdings, L.L.C. ("Co-Holdings") and an unaffiliated party disposed of all of the Series A Convertible Preferred Stock reported on this statement (the "Preferred Stock") by surrendering such Preferred Stock to the Issuer and receiving $28.75 per share of Preferred Stock, plus accrued dividends and the premium thereon.

(4) Formerly owned of record by Holdings and Co-Holdings, affiliates of the Reporting Person, and an unaffiliated party.

(5) The options reported on this statement (the "Kazilionis Options") had been granted to Paul D. Kazilionis ("Kazilionis"), as director of the Issuer. On October 15, 1999, Kazilionis sold all of the Kazilionis Options to the Issuer for an aggregate price of $8,687.50.

(6) The Reporting Person may have been deemed to have a beneficial interest in the Kazilionis Options pursuant to an agreement among Kazilionis, the Reporting Person and certain other affiliates of the Reporting Person.

                                                                     Page 3 of 3
                                                                 SEC 1475 (3-99)